January 20, 2006

Via Facsimile and U.S. Mail 212-376-0573

Catherine K. Jessup
Vice President - Chief Financial Officer and Treasurer
The Topps Company, Inc.
One Whitehall Street
New York, NY  10004

	RE:	  The Topps Company, Inc.
  File No. 0-15817
        Form 10-K for the fiscal year ended February 26, 2005
  		  Form 10-Q for the period ended November 26, 2005


Dear Ms. Jessup:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.
Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-K for the fiscal year ended February 26, 2005

Item 1:  Business
Trademarks and License Agreements

1. We note that the company initiated a program of licensing certain of its own trademarks from the confectionery segment to third parties in fiscal 2004. Tell us the amount of revenue generated from the sales of licenses and present these sales separately if they become material.

Management`s Discussion and Analysis of Financial Condition

Results of Operations

2. From your five year selected consolidated financial information in
Item 6, we note that consolidated operating margins (Income from Operations / Net Sales) has steadily decreased from 27.2% in fiscal
2001 to 4% in fiscal 2005. We recommend that the company identify and discuss this key performance measure in the introductory section of MD&A where you presently provide tabular net sales information for
your business segments.  In this regard, you could include a tabular
comparison detailing this performance measure for each period, including percentage changes, with additional tabular information showing the material separate components that impacted the change in
amounts from period to period.   The tabular information should be
followed with a narrative explanation of the reasons for the changes and a discussion and analysis of known trends, uncertainties and other matters likely to affect that line item in the future. Please refer to the guidance in FR-72 ( Release No. 33-8350).

3. From the tabular disclosures in note 10 (Income Taxes), we note that your Canadian operating results have deteriorated from generating income in fiscal 2003 to incurring losses in fiscal
2004
and 2005. In MD&A, please discuss the factors causing losses in Canadian operations, the plans to remedy this condition and management`s evaluation of impairment of assets within the Canadian business unit(s).

Liquidity

4. Revise your liquidity section to provide a discussion on a long-term basis. Consider expanding to provide a discussion on the status of license contract terms and renewals. We note that the average remaining useful life of the licenses and contracts is 4.7 years as of November 26, 2005, and since an inability to renew or continue to operate under such agreements could have a material adverse affect on the company, any uncertainty surrounding these agreements would have a significant impact on liquidity.

Critical Accounting Policies

5. Reference is made to the Consolidated Statements of Stockholders`
Equity and Comprehensive Income where the minimum pension liability adjustment had a material impact on comprehensive income (and exceeded net income by 30%) in two of the last three fiscal years. In view of (i) the material deficiency in funded status in your defined pension plan; (ii) the amount of minimum pension liability adjustment recognized in the three-year financial period; and
(iii)
the focus and attention provided by users of financial statements on the measurement and reporting of comprehensive income as well as pension expense, you should consider the disclosure of pension plans as a critical accounting policy. In addition to any narrative discussion in this area, you should also consider providing tabular information to disclose the individual impact on pension expense, the funded status (i.e. fair market value of pension assets - present value of pension liabilities (PBO)) of pension plans and shareholders` equity adjustment (i.e. additional minimum pension liability) for hypothetical basis changes in each of the estimates (i.e. discount rate, expected return on plan assets and rate of compensation increase) as well the aggregate impact on these three items for changes on all three estimates. As the discount rate, expected return on plan assets and rate of compensation increase levels have changed by 1%, 1/2% and 1%, respectively during the three-year financial statement period, it appears that hypothetical basis changes based on these percentages would appear to be a reasonable sensitivity analysis under your circumstances. In this regard, we also believe tabular data format provides ease of analysis and understanding by investors. Please advise and revise, as appropriate.

Notes 1 and 6 - Goodwill & Other Intangibles

6. In your significant accounting policies and first paragraph in note 6, you disclose that recoverability of goodwill and finite-lived intangibles are evaluated under SFAS 142 based on projected "undiscounted" cash flows. For finite-lived assets in which impairment is reviewed in accordance with SFAS 144 (paragraph 7), this treatment is appropriate. However, in accordance with the guidance in paragraph 19 of SFAS 142, the evaluation of recoverability for goodwill whereby you compare the fair value of a reporting unit with its carrying value is different than the evaluation for finite-lived intangibles. Please advise and the clarify the disclosure accordingly. In addition, the disclosure for goodwill should be expanded to address the methodology for determining fair value measurements (paragraphs 23-25) as well as the reporting units (paragraphs 30-31) of the entity used in the evaluation of impairment.

Note 16:  Segment and Geographic Information

7. Revise to disclose the amounts of revenues generated for each significant product in accordance with paragraph 37 of SFAS No.
131.

Note 22:  Subsequent Event

8. Please tell us completely and clearly why you believe it is appropriate to treat the $2 million settlement with Media Technologies, Inc. as a component of the license contract rather than a charge (i.e. litigation expense, royalty expense, etc.) to fiscal
2006 results of operations. From disclosure in note 15, it appears
Media Technologies believed it was entitled to a royalty on all sales of product releases containing relic cards. Therefore, it is unclear why you do not consider this payment made for past patent infringement or royalty amounts as you have been generating revenue from the use of these patents since at least 2001. Include in your response whether any amounts were previously accrued for this contingency and if so, tell us the amount and whether any amounts were released from the reserve into net income.


Form 10-Q for the Period Ended November 26, 2005

Note 8:  Discontinued Operations - thePit.com

9. Tell us why you believe the timing of the write-down of the goodwill associated with thePit.com, Inc. is appropriate in light of the fact that the company has not been able to operate the subsidiary profitably for four years since its acquisition in fiscal 2002.
In
view of the annual impairment test for goodwill and the history of operating losses (and perhaps cash flow losses) with this entity, it is unclear why impairment of goodwill did not exist in a prior period(s). Furthermore, please advise why the MD&A in earlier filings did not discuss the likelihood of a material change in results of operations from the circumstances and indicators of impairment concerning the recoverability of the carrying amount of this asset group that existed previous to this quarterly period. See note 15 in Section 501 of the Codification of Financial Reporting Releases (i.e. MD&A Interpretive Release). As part of your response, please provide us with the most recent annual analysis performed to determine that an impairment was not triggered in a prior period.

Other

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



*    *    *    *

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307, Joe Foti at 202-551-3816, or the undersigned at 202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief




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The Topps Company, Inc.
January 20, 2006
Page 5